UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Alternative Asset Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore (212) 532-3651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Alternative Asset Management LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY LI
Notary Public - State of New York
NO. 01LI6129241
Qualified in Queens County
My Commission Expires 6/20/09

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Independent Auditors' report on internal accounting control required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Members of
Marwood Alternative Asset Management LLC

We have audited the accompanying statement of financial condition of Marwood Alternative Asset Management LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Alternative Asset Management LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

Melville, New York
February 26, 2009

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Roseland Tinton Falls Greenwich Grand Cayman
www.mkllp.com

MARWOOD ALTERNATIVE ASSET MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS		
Cash and cash equivalents	$ 30,121	
Management fee receivable	190,014	
Investment in affiliate funds, at fair value	14,992	
Prepaid expenses	33,486	
TOTAL ASSETS		$ 268,613

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$ 1,158	
Management fee payable - member	109,372	
TOTAL LIABILITIES		110,530
MEMBERS' EQUITY		158,083
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 268,613

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization

Marwood Alternative Asset Management LLC (the "Company"), an indirect subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was organized as a Delaware limited liability company on April 4, 2005 and commenced operations on May 19, 2005. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company was formed for the purpose of providing investment management services to a fund of hedge funds with investors that are public pension funds, Taft-Hartley plans, and other institutional single-employer or multi-employer pension or welfare benefit plans, including but not limited to defined benefit plans as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended.

As provided for in the LLC Agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash with major financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. At times during the year, such amounts may exceed FDIC limits.

Investments in Affiliate Funds, at Fair Value

The Company's investment in affiliated funds is recorded at its estimated fair value which is based on the net asset value of the Company's limited partner interest in the funds, as determined by the management of the funds.

Income Taxes

The Company is a Delaware limited liability company and files on a separate return basis. The Company is included as a pass-through entity on the Parent's consolidated Federal, State and Local tax returns. The members of a limited liability company are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no liability for Federal and State income taxes has been included in this financial statement. The amount payable for the Company's share of the consolidated group's New York City Unincorporated Business Tax is calculated as if each company filed on a separate return basis and is payable to the Parent unless recorded as a capital contribution from the Parent.

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax position being more-likely-than-not to be sustained upon examination by taxing authorities. On December 30, 2008, the FASB issued Staff Position No. FIN 48-3, which deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2009, but is not required to reflect that adoption in its financial statement until the issuance of its financial statement as of December 31, 2009. The Company is currently evaluating the impact of adopting FIN 48.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), for assets and liabilities measured at fair value on a recurring basis. SFAS 157 accomplishes the following key objectives:

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157, continued

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date,
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements,
- Requires consideration of the Company's creditworthiness when valuing liabilities, and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. The fair values of the Company's investments in Old Field Fund, LLC and Old Field Master Fund, LLC are based on the net asset values reported by the underlying investments in the funds and therefore classified as Level 3.

The Company's assets carried at fair value on a recurring basis at December 31, 2008 are as follows:

	(Level 3)
Investment in Affiliate funds	$14,992

The following is a reconciliation of the investment in which significant unobservable inputs (Level 3) were used in determining value:

	Investment in Affiliate Funds
Balance - January 1, 2008	$20,000
Unrealized loss	(5,008)
Balance - December 31, 2008	$14,992

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157, continued

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, management fee receivable, accounts payable and management fee payable.

In February 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position 157-2 ("FSP 157-2"). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the Company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities. The effect upon adoption of SFAS No. 157 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 4 - Investment in Affiliate Funds, at Fair Value

Investments in affiliate funds, at fair value, consist of the following limited partnership investments:

Old Field Fund, LLC	$ 7,496
Old Field Master Fund, LLC	7,496
Total	$14,992

NOTE 5 - Members' Equity

The member interests of the Company are divided into Class A and Class B. Income and losses are allocated to the Class A members in accordance with their ownership percentage as defined in the LLC Agreement. The Class B member is entitled to receive a guaranteed payment, at varying percentages, as set forth in the LLC Agreement, which is based on the Company's monthly net assets under management as well as a percentage of gross management fees paid to the Company. The Class B member is not required to contribute any capital to the Company and has no voting rights.

NOTE 6 - Related Party Transactions

The Company receives management fees for services provided as investment manager to the following affiliated hedge funds: River Road Fund, Ltd., and Old Field Master Fund, LLC (the "Funds"). Based on an amendment to the LLC Agreement dated September 21,

NOTE 6 - Related Party Transactions, continued

2006, the Class B member received 65% of the gross management fees paid to the Company. According to a subsequent amendment to the LLC Agreement dated July 10, 2008, the Class B member's management fee percentage was reduced to 50%, effective retroactively to February 1, 2008. The amount payable to the Class B member as of December 31, 2008 was $109,372.

The Company's share of office, administrative, and occupancy expenses are paid by the Parent. The Company recognizes its share of such expenses by a formula determined by the Parent as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, Parent, and other affiliates. In accordance with the Expense Sharing Agreement, on the last business day of each month, the total of any amount due to the Parent that is not paid shall automatically convert to a capital contribution from the Parent. For the year ended December 31, 2008, the total amount of expenses charged by the Parent and recorded as capital contributions from the Parent was $274,339.

NOTE 7 - Net Capital Requirements

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2008, the Company had net capital of $28,963, which was $21,594 in excess of its required net capital of $7,369. The Company's ratio of aggregate indebtedness to net capital was 3.82 to 1 at December 31, 2008.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

MARWOOD ALTERNATIVE ASSET MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008